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                                                                   EXHIBIT 99.16

                                NO._____________


JACK D. ROTTMAN                     )                   IN THE DISTRICT COURT OF
                                    )
               Plaintiff,           )
                                    )
vs.                                 )
                                    )
SERVICE CORPORATION INTERNATIONAL,  )                     ANGELINA COUNTY, TEXAS
ROBERT L. WALTRIP,                  )
L. WILLIAM HEILIGBRODT,             )
GEORGE R. CHAMPAGNE,                )
W. BLAIR WALTRIP,                   )
JAMES M. SHELGER,                   )
WESLEY T. MCRAE and                 )
PRICEWATERHOUSE COOPERS, L.L.P.,    )
                                    )
               Defendants.          )                    _____ JUDICIAL DISTRICT


                         PLAINTIFF'S ORIGINAL PETITION

TO THE HONORABLE JUDGE OF SAID COURT:

         Plaintiff Jack D. Rottman complains of defendants Service Corporation International, Robert L. Waltrip, L. William Heiligbrodt, George R. Champagne,
W. Blair Waltrip, James M. Shelger, Welsey T. McRae and Pricewaterhouse Coopers, L.L.P. and for cause would show the following:

                                       I.

                                NATURE OF ACTION

         1. Plaintiff (Rottman), sues for fraud and misrepresentation under state statutory and common law. Rottman gave up shares and stock options in Equity Corporation International (Equity) and acquired the shares of Service Corporation International (SCI) in the stock-for-stock merger of Equity into SCI (the Merger) on January 19, 1999. To persuade Rottman to consent to the Merger and to transfer his ECI shares, SCI and the other defendants hid knowledge they had and were under a duty to disclose concerning SCI's poor financial performance in the quarter ending

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December 31, 1998. In so doing, defendants misrepresented and concealed material information that, had it been disclosed, would have resulted in termination of the transaction.

                                      II.

                             JURISDICTION AND VENUE

     2. The claims asserted herein arise under the Texas Securities Act, Tex. Rev. Civ. Stat. art. 581-33, Tex. Bus. & Comm. Code Section 27.01, common law fraud, negligent misrepresentation, and conspiracy.

     3. This Court has jurisdiction pursuant to Tex. Gov. Code Sections 24.007 and 24.008.

     4.   Venue is proper in this Court pursuant to Tex. Civ. Prac. & Rem. Code
Section 15.002.

                                      III.

                                    PARTIES

     5. Plaintiff Jack Rottman is a resident of Lufkin, Texas. Rottman was the Senior Vice President of Corporate Development of Equity from 1994 until the Merger. Rottman helped build Equity into the fourth largest publicly-traded provider of deathcare services and products in the United States, and increased annual revenues from $18 million in 1990 to an estimated $206 million in 1998.

     6. Defendant SCI is a corporation organized under the laws of the State of Texas with its principal executive offices located at 1929 Allen Parkway, Houston, Texas. J. Clifford Gunter III of the law firm of Bracewell & Patterson, L.L.P., 711 Louisiana Street, Suite 2900, Houston, Texas 77002 has been authorized by defendant SCI to accept service of this Plaintiff's Original Petition. A copy of Plaintiff's Original Petition has been delivered to him.

     7. Defendant Robert L. Waltrip (Waltrip) is the Chief Executive Officer and Chairman of the Board of SCI. Waltrip resides in Houston, Texas. J. Clifford Gunter III of the law firm of

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Bracewell & Patterson, L.L.P., 711 Louisiana Street, Suite 2900, Houston, Texas
77002 has been authorized by defendant Waltrip to accept service of this Plaintiff's Original Petition. A copy of Plaintiff's Original Petition has been delivered to him.

         8. L. William Heiligbrodt (Heiligbrodt) was the President and Chief Operating Officer of SCI from before the time he contacted Jim Hunter, the President of ECI, on July 22, 1998, to ask Hunter to consider the Merger, until February 11, 1999. J. Clifford Gunter III of the law firm of Bracewell & Patterson, L.L.P., 711 Louisiana Street, Suite 2900, Houston, Texas 77002 has been authorized by defendant Heiligbrodt to accept service of this Plaintiff's Original Petition. A copy of Plaintiff's Original Petition has been delivered to him.

         9. George R. Champagne (Champagne) has been the Executive Vice President and Chief Financial Officer of SCI since before July 22, 1998.
J. Clifford Gunter III of the law firm of Bracewell & Patterson, L.L.P.,
711 Louisiana Street, Suite 2900, Houston, Texas 77002 has been authorized by defendant Champagne to accept service of this Plaintiff's Original Petition. A copy of Plaintiff's Original Petition has been delivered to him.

         10. W. Blair Waltrip (Blair Waltrip) is the son of R. L. Waltrip and had been an Executive Vice President of SCI since before July 22, 1998.
J. Clifford Gunter III of the law firm of Bracewell & Patterson, L.L.P.,
711 Louisiana Street, Suite 2900, Houston, Texas 77002 has been authorized by defendant Blair Waltrip to accept service of this Plaintiff's Original Petition. A copy of Plaintiff's Original Petition has been delivered to him.

         11. James M. Shelger (Shelger) is the Senior Vice President, Secretary and General Counsel of SCI and has held such position since before July 22, 1998. J. Clifford Gunter III of the law firm of Bracewell & Patterson, L.L.P., 711 Louisiana Street, Suite 2900, Houston, Texas 77002


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has been authorized by defendant Shelger to accept service of this Plaintiff's
Original Petition. A copy of Plaintiff's Original Petition has been delivered to him.

     12. Defendant Wesley T. McRae (McRae) was the Controller of SCI during 1998. J. Clifford Gunter III of the law firm of Bracewell & Patterson, L.L.P., 711 Louisiana Street, Suite 2900, Houston, Texas 77002 has been authorized by defendant McRae to accept service of this Plaintiff's Original Petition. A copy of Plaintiff's Original Petition has been delivered to him.

     13. Defendants Waltrip, Heiligbrodt, Champagne, Blair Waltrip, Shelger, and McRae (the Individual Defendants), as senior officers or directors of SCI, were controlling persons of the Company. Each exercised his power and influence to cause SCI to engage in the fraudulent acts and practices complained of herein.

     14. Defendant Pricewaterhouse Coopers, L.L.P. (Pricewaterhouse) is a national accounting firm with offices throughout the United States, including two in Houston, Texas: one at 1201 Louisiana, Suite 2900, Houston, Texas 77002-5678, and another at 1100 Louisiana, Suite 4100, Houston, Texas 77002-9980. Harry M. Reasoner of the law firm of Vinson & Elkins, L.L.P., 1001 Fannin Street, Suite 2300, Houston, Texas 77002, has been authorized by defendant Pricewaterhouse to accept service of this Plaintiff's Original Petition. A copy of Plaintiff's Original Petition has been delivered to him.

                                      IV.

                                     FACTS

                NEGOTIATION AND CLOSING OF THE MERGER AGREEMENT

     15.   On July 22, 1998, defendants Heiligbrodt and Waltrip contacted
Jim Hunter, Equity's CEO, to ask him whether Equity would be interested in being acquired by SCI.

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         16.   On April 23, 1998, SCI had announced record revenues and
earnings, increased margins, and "increased investment returns associated with the larger asset base from cemetery merchandise and endowment care trust funds." On July 23, 1998, SCI had reported record revenues and earnings for the second quarter of 1998. The Company had fueled its growth primarily through acquisitions such as Equity and had apparently been quite successful in integrating and managing its acquisitions.

         17. On July 27, 1998, Heiligbrodt met with Jim Hunter. On information and belief, Heiligbrodt told Jim Hunter that SCI was a strong company with a bright future and that SCI expected no significant problems despite unfavorable business trends in the industry. On information and belief, Heiligbrodt also told Jim Hunter the Merger was in the best interests of the Equity shareholders because they would gain the liquidity, stability, and growth associated with ownership of SCI's stock. On information and belief, Heiligbrodt delivered a letter at the meeting signed by defendant Waltrip reiterating Heiligbrodt's statements about the benefits of merging with SCI and urging Jim Hunter to enter into formal merger negotiations.

         18. Following the July 27, 1998 meeting, Equity formally retained ABN AMRO as its financial advisor. SCI hired J.P. Morgan & Co. (Morgan). Negotiations for the Merger began in earnest.

         19. SCI and Equity executed a merger agreement (the Merger Agreement) on August 6, 1998.

         20. In the Merger Agreement, SCI represented that at the closing date of the Merger, there had been no development that could reasonably be anticipated to be adverse to SCI's business or financial condition (sections
4.7 and 10.10(g)), and promised that SCI would promptly notify Equity if it learned of any such development (section 7.9). Equity had the right to terminate the Merger

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Agreement in the event any such development (sections 8.2(a) and 9.1(a)(i)).
Rottman relied on SCI's representations and promises, and understood that SCI had a duty to disclose any such adverse development to Equity, and therefore to Rottman.

         21. The Merger Agreement was incorporated by reference in and attached to a November 20, 1998 Prospectus and Proxy Statement (the Prospectus) that was transmitted to Rottman. The Prospectus explicitly stated that shareholders should rely on the information contained in and incorporated by reference in the Prospectus.

         22. In December 1998, the Merger Agreement was amended to lower the exchange ratio for the Merger, reflecting the rising price of SCI stock. On December 12, 1998, SCI amended the Prospectus to disclose the lower exchange ratio. In accordance with the renegotiated exchange ratio, Rottman received when the Merger closed 0.71053 shares of SCI stock for each of his shares of Equity stock, and exchanged his Equity stock options for SCI stock options on the same exchange ratio.

         23. The Merger closed on January 19, 1999. Through January 19, 1999, SCI did not disclose to Equity or Rottman any development that could reasonably be anticipated to be adverse to SCI's business or financial condition. Rottman reasonably believed that there had been no such adverse development up to and including January 19, 1999, because he knew that SCI was required to disclose any such development to Equity, and SCI had not done so.

                         SCI DISCLOSES ITS POOR RESULTS

         24. Within seven days of the Merger, however, SCI publicly announced on January 26, 1999 that it had substantially missed both its fourth quarter and its annual earnings estimates.

         25. SCI's failure to meet its earnings estimates was material information to Rottman. SCI's failure to meet its earnings estimates was a development that could reasonably be anticipated.


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to be adverse to SCI's business or financial condition and SCI did in fact anticipate that it would be adverse to SCI's business and financial condition. SCI knew that the earnings information would come as a tremendous shock to the investment community and would cause an immediate and drastic drop in the price of SCI's shares.

     26. On information and belief, after SCI publicly announced its failure to meet its earnings estimates on January 26, 1999, SCI's CFO, defendant George Champagne acknowledged to Jim Hunter that SCI had known before the Merger closed that SCI would substantially miss its earnings estimates.

     27. On information and belief, after the January 26, 1999 announcement, an employee of Pricewaterhouse told Jim Hunter that Pricewaterhouse knew before the Merger closed that SCI would substantially miss its earnings estimates, and that this information was memorialized in a memorandum that had been sent to SCI.

                                CAUSES OF ACTION

                                    COUNT I

                       TEXAS SECURITIES ACT, ART. 581-33

     28. Plaintiff repeats and realleges each allegation contained above.

     29. Plaintiff brings this Count under the Texas Securities Act, Art. 581-33A, B, and C, against all defendants.

     30. SCI offered to buy from Rottman his equity shares, and to sell to Rottman SCI shares, by means of an untrue statement of a material fact, and by an omission to state a state a material fact necessary to make the statements made, in the light of the circumstances under which they were made, not misleading.


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     31.  SCI was the issuer for the SCI shares sold to Rottman via the Merger.
SCI disseminated a prospectus for the Merger exchange shares registered under 15 U.S.C. Section 77f. The prospectus contained an untrue statement of material fact, and omissions of material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading.

     32. Plaintiff had no knowledge of the misrepresentations or omissions at the time of the Merger when he sold his Equity shares and purchased SCI shares.

     33. Each of the defendants had knowledge of the misrepresentations and omissions or in the exercise of reasonable care would have known of the untruths or omissions.

     34. Each of the Individual Defendants was a control person of SCI for purposes of art. 581-33 F and so is liable jointly and severally with SCI for SCI's violations of art. 581-33 A, B and C.

     35. Pricewaterhouse materially aided SCI, for purposes of art. 581-33 F, in violating art. 581-33 A, B and C. Pricewaterhouse acted directly or indirectly with the intent to deceive Rottman or acted with reckless disregard for the truth or for the law. Accordingly, Pricewaterhouse is liable jointly and severally with SCI for SCI's violations of art. 581-33 A, B and C.

     36.  Rottman also seeks costs and reasonable attorney's fees.

                                    COUNT II

                  TEXAS BUSINESS & COMMERCE CODE SECTION 27.01

     37.  Plaintiff repeats and realleges each allegation contained above.

     38. Plaintiff brings this Count for fraud in a transaction involving stock in a corporation under Tex. Bus. & Comm. Code Section 27.01 against all defendants.

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     39.  SCI and the Individual Defendants misrepresented that there had been no development that could reasonably be anticipated to be adverse to SCI's business or financial condition through the date the Merger was consummated.

     40. SCI and the Individual Defendants made the material misrepresentations with the intent to induce Equity shareholders to refrain from terminating the Merger Agreement and to cause Equity to consummate the Merger after shareholder approval.

     41.  Rottman relied on the material misrepresentations.

     42. Rottman had no knowledge of the falsity of SCI's material misrepresentations.

     43. As persons who made material false representations to Rottman in violation of Section 27.01(a), SCI and the Individual Defendants are liable to Rottman for actual damages under Section 27.01(b). Rottman's actual damages are in the millions of dollars, and include his loss on the value of his Equity stock and options.

     44. Because SCI and the Individual Defendants had actual awareness of the falsity of their material representations, they are liable to Rottman for exemplary damages under Section 27.01(c).

     45. Pricewaterhouse had actual awareness of the falsity of SCI's and the Individual Defendants' material misrepresentations, but failed to disclose same to Equity and Rottman. Pricewaterhouse benefitted from the fraud in that it retained SCI's audit business. Accordingly, Pricewaterhouse is liable to Rottman for actual and exemplary damages under Section 27.01(d).

     46. All the defendants are liable to Rottman under Section 27.01(e) for reasonable and necessary attorneys' fees, expert witness fees, costs for copies of depositions, and costs of court.

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                                   COUNT III

                                COMMON LAW FRAUD

         47.   Plaintiff repeats and realleges each allegation contained above.

         48. Plaintiff alleges this Count against SCI and the Individual Defendants.

         49. SCI and the Individual Defendants made the material misrepresentations described above. In addition, SCI and the Individual Defendants had a duty to disclose the information concerning SCI's poor results, but failed to do so. As soon as SCI learned of the possibility that it would miss its earnings target, SCI had a duty to inform Equity, and therefore Rottman, and the failure to do so constituted a material omission and a continuing misrepresentation that it had not suffered any adverse development.

         50. SCI and the Individual Defendants knew that the misrepresentations were false when made or made such material misrepresentations recklessly and without any knowledge of their truth, and knew that the omissions failed to correct prior representations that were false.

         51. SCI and the Individual Defendants intended that Rottman rely on the material misrepresentations.

         52. Rottman did rely on SCI's and the Individual Defendants' material misrepresentations.

         53. As result of the defendants' fraud, Rottman suffered injury. Rottman's actual damages are in the millions of dollars, and include his loss on the value of his Equity stock and options. The defendants are liable to Rottman for actual damages.

         54. Defendants wilfully and intentionally defrauded Rottman and so are liable to them for exemplary damages.


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                                    COUNT IV

                          NEGLIGENT MISREPRESENTATION

         55.   Plaintiff repeats and realleges each allegation contained above.

         56. Plaintiff brings this Count against SCI and the Individual Defendants.

         57. SCI and the Individual Defendants provided false information to Rottman in the course of their business or in a transaction in which they had a pecuniary interest.

         58. SCI and the Individual Defendants provided the false information for the guidance of Rottman in Rottman's business.

         59. SCI and the Individual Defendants did not exercise reasonable care or competence in obtaining or communicating the information to Rottman.

         60. As a result of SCI's and the Individual Defendant's negligent misrepresentations, Rottman suffered damages. Rottman's actual damages are in the millions of dollars, and include his loss on the value of his Equity stock and options.

                                    COUNT V

                                   CONSPIRACY

         61.   Plaintiff repeats and realleges each allegation contained above.

         62. SCI and Pricewaterhouse conspired to hide SCI's true value for the purposes of inducing Jack Rottman and other shareholders to effect the Merger. In furtherance of such purpose, SCI and Pricewaterhouse agreed to commit and did commit the violations of common law and statutory law described above. Rottman suffered damages in the millions of dollars as a result of SCI's and Pricewaterhouse's unlawful acts.

         WHEREFORE, plaintiff prays for relief and judgment, as follows:

               Compensatory damages against all defendants, jointly and severally;


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     -    Exemplary damages against all defendants;

     -    Interest on damages in accordance with law;

     -    Plaintiff's reasonable attorney's fees;

     -    Costs of court;

     -    Expert witness fees;

     -    Costs of copies of depositions; and

     -    Such other and further relief as the Court may deem just and proper.

                              JURY TRIAL DEMANDED

     Plaintiff hereby demands a trial by jury.

DATED: December 28, 2000               Respectfully submitted,

                                       SUSMAN GODFREY L.L.P.

                                       By:       /s/ HARRY SUSMAN
                                           -------------------------------
                                           Mark L.D. Wawro
                                           State Bar No. 20988275
                                           Harry P. Susman
                                           State Bar No. 24008875
                                           1000 Louisiana Street, Suite 5100
                                           Houston, Texas 77002
                                           Telephone: (713) 651-9366
                                           Facsimile: (713) 654-6666

                                       George Chandler
                                       LAW OFFICES OF GEORGE CHANDLER
                                       (P.O. Box 340, Lufkin, Texas 75901)
                                       207 East Frank Street, Suite 105
                                       Lufkin, Texas 75902
                                       Telephone: (936) 632-7778
                                       Facsimile: (936) 632-1304

                                       Attorneys for Plaintiff, Jack D. Rottman

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                            CERTIFICATE OF SERVICE

         This is to certify that on this the 28th day of December, 2000, a true and correct copy of the above and foregoing instrument, Plaintiff's Original Petition, was properly forwarded to the following counsel of record in accordance with the Texas Rules of Civil Procedure as indicated below:

         J. Clifford Gunter III                                  VIA MESSENGER
         Andrew M. Edison
         Thomas F.A. Hetherington
         Bracewell & Patterson, L.L.P.
         711 Louisiana, Suite 2900
         Houston, Texas 77002-2781

                  Attorneys for Defendants Service Corporation International, Robert L. Waltrip, L. William Heiligbrodt, George R. Champagne, W. Blair Waltrip, James M. Shelger, and Wesley T. McRae

         Harry M. Reasoner                                       VIA MESSENGER
         James A. Reeder, Jr.
         VINSON & ELKINS L.L.P.
         1001 Fannin Street #2300
         Houston, Texas 77002-6760

         Steve Roper                                    VIA CERTIFIED MAIL RRR
         ZELESKEY, CORNELIUS, HALLMARK, ROPER & HICKS, L.L.P.
         P.O. Box 1728
         Lufkin, Texas 75902-1728

                  Attorneys for Defendant PricewaterhouseCoopers LLP

                                              /s/ HARRY P. SUSMAN
                                              ---------------------------
                                              Harry P. Susman


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